File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing theinformation contained in this form is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under theSecurities Exchange Act of 1934)

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated October 26th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on it's behalf by theundersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: October 26th., 2004

Vitro Reports Improving 3Q04 Sales Performance

San Pedro Garza García, Nuevo León, Mexico – October 26, 2004 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 3Q04 un-audited results. Vitro posted 0.9 percent YoY increase in consolidated sales. However excluding Envases Cuautitlan and Vitro Fibras, divested in September 2003 and March 2004 respectively, sales gained 3.7 percent. Consolidated EBITDA fell YoY by 7.9 percent. Strong performance at Glass Containers partially offset the decline in Flat Glass and Glassware. On a comparable basis, however, consolidated EBITDA declined by only 3 percent with decreases at both the Flat Glass and Glassware business units. Consolidated EBITDA margins declined by 150 basis points and EBIT margins fell by 220 basis points.

FINANCIAL HIGHLIGHTS*
	3Q'04	3Q'03	% Change
Consolidated Net Sales	588	582	0.9%
* Flat Glass	278	283	-1.8%
* Glass Containers	242	231	5.1%
* Glassware	61	62	-1.6%
Cost of Sales	434	417	4.1%
Gross Income	154	166	-7.2%
Gross Margins	26.2%	28.5%	-229 bps
SG&A	115	114	0.5%
SG&A % of sales	19.6%	19.6%	-8 bps
EBIT	39	51	-24.3%
EBIT Margins	6.6%	8.8%	-220 bps
EBITDA	92	100	-7.9%
* Flat Glass	34	42	-18.9%
* Glass Containers	49	44	10.5%
* Glassware	7	12	-40.7%
EBITDA Margins	15.7%	17.2%	-151 bps
NET INCOME	5	(13)	--
Net Income Margins	0.8%	-2.2%	+299 bps

Total Financial Debt	1,518	1,411	7.6%
* Short Term Debt	276	480	-42.5%
* Long Term Debt	1,242	932	33.3%
Average life of debt	4.0	3.1	29.0%
Cash & Cash Equivalents	3.23	147	119.7%
* Millions of Nominal US$

Alvaro Rodriguez, Chief Financial Officer, commented: “On a comparable basis, all units reported increased sales on the back of volume growth. Flat Glass was up 3 percent, Glass Containers up 5.1 percent and Glassware gained 3.7 percent. Once again this quarter, the Glass Containers unit provided strong growth in both sales and EBITDA.”

“While Flat Glass was not as strong as expected, it’s important to note that this unit has stabilized. Quarter over quarter we see an improving trend in both sales and EBITDA. Volumes have continued to increase as well. Vitro has been able to successfully navigate an adjustment period absorbing the impact of price volatility over the last few quarters particularly in the Mexican market. At the same time we have gained market share.”

Mr. Rodriguez continued, “Streamlining Vitro’s capital structure continues to be our primary focus. In addition to paying down debt, we are increasing the company’s financial flexibility to ultimately reduce risk and improve our cost of capital. This is a significant leg in our strategy. In the last 12 months we have successfully tapped the international and domestic capital markets raising a total of US$750 million in long-term funds using both public and private sources. On September 24, 2004 we obtained a US$230 million senior secured loan at Vitro Envases Norteamerica (VENA). Proceeds from this two-year maturity loan were used to refinance existing inter-company indebtedness between VENA and Vitro Holdco. This is part of our plan to reallocate debt from the holding company to the operating units. Before that, on July 23, 2004 VENA placed a $170 million senior secured guaranteed note, due July 2011. Proceeds were used to repay existing third party indebtedness.”

“In addition, the divestiture of Vancan to our partner Rexam on September 27, 2004”, Mr. Rodriguez continued, “represented, to a large extent, the final leg in our strategy to become a pure glass company. We received net proceeds of US$22.5 million from the sale, which are being used to pay down holding company debt.

Mr. Rodriguez concluded, “Vitro today is a very different company. We are making progress on the priorities we set for ourselves: the first was to become a pure glass company, which we have achieved. We also continue to make progress on streamlining our financial structure. This will allow us to obtain the flexibility required to further strengthen our operations, improve cash flow and reduce cost of capital. Vitro continues to build on its strengths as a leading glass company, with a balanced portfolio of assets, geographical diversification, value added niche products, and leading-edge technology.

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of July 31, 2004 was 11.4079, as of August 31, 2004 was 11.3807 and as of Sep 30, 2004 was 11.3884 pesos per US dollar. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Third Quarter 2004 results
Conference Call and Web cast
Wednesday, October 27, 2004
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on November 26, 2004. For inquiries regarding the conference call, please contact Alexander Fudukidis of Breakstone & Ruth via telephone at (646) 536-7012, or via email at afudukidis@breakstoneruth.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Virginia Morales Vitro S.A. de C.V. + (52) 81-8863-1350 ameouchi@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Cost
Taxes
Consolidated Net Income
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Glassware
Consolidated Financial Statements
Segmented Information

Consolidated Results
3Q04 Highlights
Million US
	SALES				EBITDA				TOTAL DEBT			INTER COMPANY DEBT (Debt w/Hld)		DEBT WITH THIRD PARTIES			CASH & EQUIVALENTS 2
	%	3Q04 $	3Q03 $	YoY Change %	%	3Q04 $	3Q03 $	YoY Change %	3Q04 $	3Q03 $	YoY Change %	3Q04 $	3Q03 $	3Q04 $	3Q03 $	YoY Change %	3Q04 $	3Q03 $	YoY Change %
FLAT GLASS	49	278	283	-1.8	37	34	42	-18.9	346	377	-8.2	58	33	288	344	-16.3	35	39	-10.8
CONTAINERS	41	242	231	5.1	53	49	44	10.5	494	379	30.3	62	131	432	248	74.2	46	41	12.4
GLASSWARE	10	61	62	-1.6	10	7	12	-40.7	81	82	-1.2	10	10	71	72	-1.4	15	4	269.8
HOLDING 1									597	573	4.2	-130	-174	727	747	-2.7	228	62	267.7
TOTAL	100	588	582	0.9	100	92	100	-7.9	1518	1411	7.6			1518	1411	7.6	323	147	120.0
1 Note: Sales for the Holding Co. represent only revenues from third parties.

2 Note: Cash & Cash Equivalents include cash collateralizing debt accounted for in other long term assets.

Sales

Year-over-year, consolidated net sales for 3Q’04 and LTM increased 0.9 and 0.2 percent respectively. Flat Glass sales for the quarter declined YoY by 1.8 percent, while Glass Containers increased by 5.1 percent over the same time period. Glassware sales decreased by 1.6 percent.

Domestic sales increased 2.0 percent, and exports rose YoY by 4.7 percent. Sales by foreign subsidiaries sales decreased by 4.3 percent in the same period.

On a pro forma basis, excluding Vitro Fibras, S.A. de C.V. (VIFISA) and Envases Cuautitlán, S.A. de C.V. (ECSA), which were divested in March 2004 and September 2003 respectively, consolidated net sales for the quarter increased YoY by 3.7 percent. Excluding VIFISA from the Flat Glass business unit, sales increased by 2.7 percent YoY. Excluding ECSA from Glassware business unit, net sales would rose YoY by 3.7 percent.

Table 1
Sales
(Million)
			YoY%			YoY%			YoY%
	3Q'04	3Q'03	Change	9M'04	9M'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Total Consolidated Sales	6,715	6,724	(0.1)	19,570	19,352	1.1	26,054	25,894	0.6
Flat Glass	3,177	3,277	(3.1)	9,476	9,488	(0.1)	12,597	12,534	0.5
Glass Containers	2,772	2,660	4.2	7,912	7,666	3.2	10,521	10,395	1.2
Glassware	694	708	(1.9)	1,962	2,020	(2.9)	2,641	2,750	(3.9)

Domestic Sales	2,993	2,932	2.1	8,533	8,574	(0.5)	11,601	11,742	(1.2)
Export Sales	1,871	1,805	3.7	5,627	5,101	10.3	7,226	6,614	9.3
Foreign Subsidiaries	1,851	1,986	(6.8)	5,410	5,678	(4.7)	7,228	7,538	(4.1)

Nominal Dollars
Total Consolidated Sales	588	582	0.9	1,705	1,682	1.3	2,261	2,256	0.2

Flat Glass	278	283	(1.8)	825	821	0.5	1,093	1,086	0.6
Glass Containers	242	231	5.1	689	668	3.2	913	908	0.5
Glassware	61	62	(1.6)	171	177	(3.6)	229	243	(5.6)

Domestic Sales	261	256	2.0	744	756	(1.6)	1,007	1,041	(3.3)
Export Sales	164	156	4.7	490	443	10.6	627	576	8.9
Foreign Subsidiaries	163	170	(4.3)	471	483	(2.6)	626	639	(2.0)

% Foreign Currency Sales* / Total Sales	55.5%	56.0%	-0.5 pp	56.0%	55.1%	0.9 pp	55.4%	53.9%	1.5 pp
% Export Sales / Total Sales	27.9%	26.8%	1.1 pp	28.7%	26.3%	2.4 pp	27.7%	25.5%	2.2 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter was US$39 million, representing a 24.3 percent decline from US$51 million in 3Q’03. EBIT margins decreased YoY by 2.2 percentage points to 6.6 percent. On a pro-forma basis, excluding VIFISA and ECSA, consolidated EBIT decreased YoY by 19 percent. Main factors affecting EBIT were increases in the cost of energy, freight cost and in depreciation expenses of Containers’ forming machines, as noted in the last quarter of 2003. On a LTM basis, EBIT margins remained flat. Consolidated EBITDA for 3Q’04 decreased by 7.9 percent to US$92 million from US$100 million in 3Q’03. EBITDA margin for the same period dropped 1.5 percentage points to 15.7 percent. EBITDA margins for the LTM increased by 0.8 percentage points. On a pro-forma basis, excluding VIFISA and ECSA, consolidated EBITDA decreased YoY by 3 percent.

Flat Glass EBIT declined 27.5 percent YoY during the quarter, Glass Containers and Glassware reflected YoY decreases of 11.9 and 70.7 percent, respectively. Excluding VIFISA, Flat Glass EBIT for the 3Q’04 decreased YoY by 16 percent.

During the quarter, EBITDA fell YoY by 18.9 and 40.7 percent at Flat Glass and Glassware, respectively. This decreased was partly offset by the 10.5 percent YoY improvement in Glass Containers EBITDA. Excluding VIFISA, Flat Glass 3Q’04 EBITDA decreased YoY by 9 percent.

During the quarter, energy and freight costs continued to be the most important factors affecting EBIT and EBITDA margins at the three business units. Enhanced efficiencies, improved capacity utilization and better mix sales in Glass Containers partially offset weaker Flat Glass and Glassware results.

The Company continues to benefit from the Pet Coke project and is continuing to fine-tune the implementation process. Savings for the quarter, at EBITDA level, totaled US $1.3 Million.

Vitro continues to focus on SG&A reduction measures. However, during the quarter, SG&A expenses remained stable as a percentage of sales as a result of higher distribution costs. In dollar terms, excluding distribution expenses, SG&A decreased YoY 4.1 percent during 3Q’04.

Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%			YoY%
	3Q'04	3Q'03	Change	9M'04	9M'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Consolidated EBIT	443	594	(25.4)	1,245	1,445	(13.9)	1,712	1,746	(1.9)
Margin	6.6%	8.8%	-2.2 pp	6.4%	7.5%	-1.1 pp	6.6%	6.7%	-0.1 pp

Flat Glass	208	292	(28.8)	601	818	(26.6)	841	914	(7.9)
Glass Containers	233	267	(12.8)	647	660	(2.1)	797	918	(13.3)
Glassware	19	65	(71.1)	56	113	(49.9)	137	177	(22.7)

Consolidated EBITDA	1,053	1,152	(8.6)	3,060	3,066	(0.2)	4,181	3,947	5.9
Margin	15.7%	17.1%	-1.4 pp	15.6%	15.8%	-0.2 pp	16.0%	15.2%	0.8 pp

Flat Glass	392	489	(19.8)	1,156	1,363	(15.2)	1,582	1,659	(4.6)
Glass Containers	558	507	10.0	1,596	1,393	14.5	2,104	1,904	10.5
Glassware	84	142	(40.9)	261	336	(22.2)	415	475	(12.7)

Nominal Dollars
Consolidated EBIT	39	51	(24.3)	108	125	(13.3)	149	151	(1.4)
Margin	6.6%	8.8%	-2.2 pp	6.4%	7.4%	-1 pp	6.6%	6.7%	-0.1 pp

Flat Glass	18	25	(27.5)	52	71	(25.7)	73	78	(6.5)
Glass Containers	20	23	(11.9)	56	57	(2.1)	69	80	(13.9)
Glassware	2	6	(70.7)	5	10	(50.7)	12	16	(23.9)

Consolidated EBITDA	92	100	(7.9)	267	268	(0.3)	363	345	5.1
Margin	15.7%	17.2%	-1.5 pp	15.6%	15.9%	-0.3 pp	16.1%	15.3%	0.8 pp

Flat Glass	34	42	(18.9)	101	118	(14.7)	138	144	(4.4)
Glass Containers	49	44	10.5	139	122	13.9	183	168	9.0
Glassware	7	12	(40.7)	23	30	(23.1)	36	42	(14.4)

Consolidated Financing Cost

Consolidated financing cost decreased to US$12 million, compared with US$74 for the same quarter of 2003. This was primarily due to a non-cash foreign exchange gain of US$18 million, compared to a non-cash foreign exchange loss of US$42 million in 3Q’03. In addition, the company posted a US$16 million non-cash monetary position gain compared to a US$5 million non-cash monetary gain in the same period last year. Other financial expenses increased principally as a result of the costs related with the unwinding of an interest rate derivative during the quarter associated with the syndicated loan at VENA prepaid with the proceeds from the Secured Notes due 2011 at VENA.

During the nine-month period, consolidated financing cost decreased 19.5 percent to US$107 million from US$133 million in 9M’03 as a result of lower foreign exchange loss of US$20 million compared with US$50 million in the same period last year.

Table 3
Total Financing Cost
(Million)
			YoY%			YoY%			YoY%
	3Q'04	3Q'03	Change	9M'04	9M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Interest Expense	408	382	6.7	1,171	1,178	(0.6)	1,607	1,607	0.0
Interest Income	(34)	(48)	(29.0)	(61)	(106)	(43.0)	(113)	(130)	(12.5)
Foreign Exchange Loss (Gain)	(204)	490	--	235	602	(60.9)	439	822	(46.6)
Monetary Position (Gain)	(182)	(58)	212.6	(476)	(352)	35.1	(712)	(668)	6.5
Other Financial Expenses (Net)*	147	83	76.1	371	222	66.9	537	258	107.9
Total Financing Cost (Gain)	135	849	(84.1)	1,241	1,543	(19.6)	1,758	1,890	(7.0)

Nominal Dollars
Interest Expense	36	33	6.7	102	104	(2.0)	139	143	(2.3)
Interest Income	(3)	(4)	(29.5)	(5)	(9)	(43.1)	(10)	(11)	(13.3)
Foreign Exchange Loss (Gain)	(18)	42	--	20	50	(60.2)	37	70	(46.9)
Monetary Position (Gain)	(16)	(5)	216.6	(42)	(31)	34.5	(62)	(60)	3.7
Other Financial Expenses (Net)*	13	7	74.4	32	20	65.9	47	23	104.1
Total Financing Cost (Gain)	12	74	(84.1)	107	133	(19.5)	151	164	(7.8)
* Net of non related interest products.

Taxes

Both for the quarter and on an accumulated basis, accrued income tax decreased while deferred income tax increased as a result of foreign exchange gain versus foreign exchange loss in the same period last year.

Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%			YoY%			YoY%
	3Q'04	3Q'03	Change	9M'04	9M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Accrued Income Tax	99	121	(18.5)	296	325	(9.0)	176	447	(60.7)
Deferred Income Tax	43	(230)	--	(138)	(272)	(49.2)	(21)	(353)	(94.0)
Total Income Tax	142	(108)	--	158	53	198.1	155	94	64.8
Profit Sharing to Workers	30	20	50.9	86	61	41.1	64	32	102.0
Total Taxes and PSW	172	(88)	-	244	114	113.8	219	126	74.2

Nominal Dollars
Accrued Income Tax	9	10	(17.5)	26	28	(8.1)	16	38	(59.6)
Deferred Income Tax	4	(20)	--	(12)	(23)	(47.8)	(2)	(30)	(94.2)
Total Income Tax	12	(9)	--	14	5	159.4	14	9	60.8
Profit Sharing to Workers	3	2	49.5	8	5	39.6	6	3	101.6
Total Taxes and PSW	15	(8)	--	22	11	99.4	19	11	70.8

Consolidated Net Income

During the quarter, the Company recorded a consolidated net income of US $5 million. This compares with a consolidated net loss of US$13 million in 3Q’03. The improvement reflected lower YoY total financing cost and higher deferred taxes, due to an exchange gain during the quarter.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$20 million, compared with US$30 million during 3Q’03. Flat Glass accounted for 41 percent or US$8 million, mainly invested in the Pet Coke Project, a minor repair at the VF1 furnace and new plants at the Spanish operations. CAPEX at Glass Containers and Glassware accounted for US$7 million and US$3 million respectively, mainly for maintenance purposes.

Consolidated Financial Position

On September 24, 2004 the Company completed the issuance of a US$230 million senior secured term loan at Vitro Envases Norteamerica, S.A. de C.V. (“VENA”), its Glass Containers subsidiary. The facility is secured, on a pari passu basis with the existing senior secured guaranteed notes due July 23, 2011 at VENA and has a maturity of two years. VENA applied the net proceeds from this offering to pay down existing intercompany indebtedness between Vitro Hold Co. and VENA. Vitro Hold Co. will repay debt with the proceeds received from VENA.

Consolidated gross debt as of September 30, 2004 totaled US$1,518 million, a QoQ increase of US$135 million, as Vitro Hold Co. had not fully applied by the end of the quarter the proceeds received from VENA. Proceeds will be applied to pay down debt. Net of the unused proceeds from VENA’s credit transaction, gross debt would have decreased QoQ by US$42 million.

Net debt, which considers cash and cash equivalents as well as cash collateralizing debt accounted for in other long term assets, decreased QoQ by US$35 million to US$1,195 million. On a YoY comparison, net debt decreased by US$ 69 million.

On July 19, 2004, Vitro announced that its subsidiary VENA, Vitro’s Glass Containers business unit, agreed to sell US$170 million aggregate principal amount of senior secured guaranteed notes due 2011. The coupon is 10.75%. The closing of this sale occurred on July 23, 2004. VENA used the proceeds of the issuance to repay existing third party indebtedness. The Notes were issued by VENA and guaranteed by VENA’s principal Mexican subsidiaries and Vitro Packaging, VENA’s trading company in the United States. The Notes are secured by first priority liens on most of VENA's and its subsidiaries' assets.

In August 2004, the Company unwound an interest rate swap at its Glass Containers subsidiary. Unwinding this derivative transaction had no effect in the debt balance but represented a cash outflow of US$3.3 million. The Company is currently hedged against exchange rate fluctuations with exchange rate calls.

As of 3Q’04, Vitro had a cash balance of US$323 million, of which, US$297 million were recorded as cash and cash equivalents and US$26 million were classified as other long term assets. As of September 30, 2004, 14 percent of this cash balance was restricted. Restricted cash includes only cash collateralizing debt.

Table 5
Debt Indicators
(Million dollars except as indicated)
	3Q'04	2Q'04	1Q'04	4Q'03	3Q'03
Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.1	2.2	2.2	2.3	2.3
Leverage
(Total Debt / EBITDA) (Times) LTM	4.1	3.8	3.8	3.8	4.1
(Total Net Debt / EBITDA) (Times) LTM	3.3	3.4	3.4	3.5	3.7
Total Debt	1,518	1,383	1,395	1,409	1,411
Short-Term Debt(1)	276	373	426	400	480
Long-Term Debt	1,242	1,010	969	1,009	932
Cash and Equivalents(2)	323	153	147	161	147
Total Net Debt	1,195	1,230	1,248	1,248	1,264
Currency Mix (%) dlls% Euros/Pesos / UDI's	81/10/9	74/17/9	60/40/0	61/39/0	54/46/0
(1) Short term debt includes current maturities of long-term debt.
(2) Includes cash collateralizing debt accounted for in the other long term assets.

Debt Profile as of September 30, 2004:

• The Company’s average life of debt as of 3Q04 remained unchanged QoQ at 4.0 years.
• Short term debt was reduced from 27 percent of total debt as of 2Q’04 to18 percent as of 3Q’04, a US$97 million decline. These amounts include current maturities of long term debt.

• Revolving short-term debt, including trade related, accounts for 41 percent of total short-term debt. This type of debt is usually renewed within periods of 28 to 180 days.
• Current maturities of long term debt decreased by 19 percent or US$19 million to US$102 million during 3Q’04 from US$121 in 2Q’04.
• Market debt is mostly short-term Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs and accounts for 22 percent of total short term debt

• Debt maturities due during 2006 are at the operating subsidiary level and are principally related to syndicated facilities and the VENA senior secured term loan.
• Market maturities during 2006 include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Co. level.
• Market maturities from 2008, 2009 and thereafter, include the Senior Notes due 2011 at VENA, the “Certificados Bursátiles”, a Private Placement and the Senior Notes due 2013 at the Holding Co. level.

Cash Flow

Working capital needs for the quarter were significantly less than last year’s and they mainly reflect an investment in inventory, primarily in the Glass Containers unit to replenish depleted inventory to optimal service levels. In addition, CAPEX decreased as a result of fewer repair needs during this quarter compared to last year, and the Company recovered US$12 million in value added taxes and salary special taxes (ISCAS) during this quarter. All these factors helped increased net free cash flow YoY, from US$(22) to US$40. Proceeds of cash flow from operations for the quarter were mainly used to pay down debt amortizations and to pay expenses in connection with new debt issued during the quarter.

Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%			YoY%
	3Q'04	3Q'03	Change	9M'04	9M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
EBITDA	1,053	1,152	(8.6)	3,060	3,066	(0.2)	4,181	3,947	5.9
Net Interest Expense(2)	(348)	(326)	6.7	(1,134)	(1,205)	(5.9)	(1,699)	(1,788)	(5.0)
Capex	(228)	(344)	(33.6)	(770)	(1,318)	(41.6)	(1,287)	(1,692)	(23.9)
Working Capital(3)	(147)	(674)	(78.2)	(522)	(754)	(30.7)	(130)	(562)	(76.8)
Dividends	(11)	(2)	430.0	(173)	(247)	(29.9)	(173)	(254)	(31.9)
Cash Taxes paid	139	(46)	--	(85)	(6)	1,299.5	(188)	87	--
Net Free Cash Flow	457	(240)	--	375	(464)	--	704	(261)	--

Nominal Dollars
EBITDA	92	100	(7.9)	267	268	(0.3)	363	345	5.1
Net Interest Expense(2)	(30)	(29)	6.5	(99)	(107)	(7.6)	(147)	(160)	(7.9)
Capex	(20)	(30)	(33.5)	(67)	(116)	(42.2)	(111)	(150)	(25.5)
Working Capital(3)	(13)	(59)	(78.1)	(46)	(63)	(26.9)	(12)	(46)	(73.1)
Dividends	(1)	(0)	437.2	(15)	(22)	(31.7)	(15)	(23)	(33.6)
Cash Taxes paid	12	(4)	--	(7)	(1)	634.9	(16)	7	--
Net Free Cash Flow	40	(22)	--	33	(41)	--	61	(25)	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers and other current assets and liabilities

Key Developments

Vena Senior Notes due 2011

On July 19, 2004, Vitro announced that its subsidiary VENA, Vitro’s Glass Containers business unit, agreed to sell US$170 million aggregate principal amount of senior secured guaranteed notes due 2011. The coupon is 10.75%. The closing of this sale occurred on July 23, 2004. VENA applied the proceeds of the issuance to repay existing third party indebtedness. The Notes were issued by VENA and guaranteed by VENA’s principal Mexican subsidiaries and Vitro Packaging, VENA’s trading company in the United States. The Notes are secured by first priority liens on the majority of the assets of VENA and its subsidiaries.

VENA’s Senior Secured Term Loan

On September 24, 2004 the Company issued a US$230 million senior secured term loan at VENA, its Glass Containers subsidiary. The facility is secured, on a pari passu basis with VENA’s existing senior secured guaranteed notes due July 23, 2011 and has a two year maturity. The net proceeds from this offering were applied to refinance existing intercompany indebtedness between Vitro Hold Co. and VENA. Vitro Hold Co. will mostly repay debt with the proceeds received from VENA.

Vancan Divestiture

As part of its on going divestiture program to focus on glass-related businesses, on September 27 of 2004, the Company completed the sale of its 50 percent interest in Vitro American National Can, S.A. de C.V. (Vancan), to its joint partner Rexam for a total consideration of US$26.5 million. Net proceeds to Vitro, after the US$4 million adjustment for certain liabilities, was US$22.5 million.

Flat Glass
(49 percent of LTM Consolidated Sales)

Sales

Flat Glass consolidated sales decreased YoY by 1.8 percent, from US$283 million to US$278 million. On a pro-forma basis, excluding the sale of VIFISA on March, 2004, sales increased by 2.7 percent.

Automotive sales rose YoY by 10 percent, with a 15 percent increase in sales volume partially offset by an average 4 percent drop in prices. Automotive OEM, is expected to operate at higher capacity from 2005-2009 due to new platform contracts.

• Total OEM sales rose by 7 percent, with volume up 10 percent driven by new platform contracts.

o OEM domestic sales decreased 3.4 percent, as volume rose, while prices declined.
o OEM export sales increased by 37 percent, with both volume and prices up.

• Auto Glass Replacement (“AGR”) domestic sales increased 5 percent, with a combination of volume increases but lower prices.
• AGR exports rose 25 percent, mainly driven by a 38 percent increase in volume of Vitro America and higher sales to current customers in the United States and Canada.

Mexican float glass operations, excluding Vitro AFG, increased sales by 6 percent mainly driven by high volume growth to the automotive glass industry, retail and exports.

Foreign Subsidiaries sales decreased YoY by 5.5 percent from US$144 to US$136 million. Sales by the Spanish subsidiary dropped 22 percent as a result of the reduction in monumental construction projects.

During 2Q’04 Vitro launched Vitromart, a distribution network encompassing 150 distributors of construction and architectonic glass in over 100 cities in Mexico. By the end of 3Q’04, Vitromart has signed up 137 of the targeted 150 distributors for 2004, or 200 points of sale. The remainder distributors are expected to be signed up before year end. To-date, Vitromart has standardized the corporate image of 46 points of sale, and expects to bring this number to 85 by November.

EBIT & EBITDA

EBIT decreased 27.5 percent YoY, from US$25 million to US$18 million. EBITDA decreased 18.9 percent from US$42 million to US$34 million. On a pro-forma basis with the sale of VIFISA the EBITDA would have decreased 9.2 percent.

EBITDA margins at Flat Glass decreased from 14.9 percent in 3Q03 to 12.3 percent. On a pro forma basis, excluding VIFISA, EBITDA margins decreased from 13.9 percent to 12.3 percent. The decline in margins was principally due to price reductions resulting from market dynamics, higher energy prices as well as freight costs from the increase in volumes and freight rates.

The QoQ numbers show that the results at Flat Glass have stabilized. Compared to 2Q’04, EBIT and EBITDA have increased by 1.4 and 1.6 percent, respectively.

Table 7
Flat Glass
(Million)
			YoY%			YoY%			YoY%
	3Q'04	3Q'03	Change	9M'04	9M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Consolidated Net sales	3,177	3,277	(3.1)	9,476	9,488	(0.1)	12,597	12,534	0.5
Net Sales
Domestic Sales	777	857	(9.3)	2,359	2,570	(8.2)	3,235	3,448	(6.2)
Exports	849	736	15.4	2,593	2,158	20.2	3,342	2,842	17.6
Foreign Subsidiaries	1,551	1,685	(8.0)	4,525	4,761	(5.0)	6,020	6,244	(3.6)
EBIT	208	292	(28.8)	601	818	(26.6)	841	914	(7.9)
EBITDA	392	489	(19.8)	1,156	1,363	(15.2)	1,582	1,659	(4.6)

EBIT Margin	6.5%	8.9%	-2.4 pp	6.3%	8.6%	-2.3 pp	6.7%	6.4%	0.3 pp
EBITDA Margin	12.3%	14.9%	-2.6 pp	12.2%	14.4%	-2.2 pp	12.6%	12.2%	0.4 pp

Nominal Dollars
Consolidated Net sales	278	283	(1.8)	825	821	0.5	1,093	1,086	0.6
Domestic Sales	68	75	(9.1)	206	226	(8.8)	281	304	(7.6)
Export Sales	74	64	15.2	226	191	18.6	290	253	14.9
Foreign Subsidiaries	136	144	(5.5)	394	405	(2.8)	522	530	(1.5)
EBIT	18	25	(27.5)	52	71	(25.7)	73	78	(6.5)
EBITDA	34	42	(18.9)	101	118	(14.7)	138	144	(4.4)

EBIT Margin	6.5%	8.9%	-2.4 pp	6.4%	8.6%	-2.2 pp	6.7%	7.3%	-0.6 pp
EBITDA Margin	12.3%	14.9%	-2.6 pp	12.2%	14.4%	-2.2 pp	12.6%	13.2%	-0.6 pp

Volumes
Flat Glass (Thousands of Metric Tons)	162.0	135.0	20.0	494.0	384.0	28.6	628.0	518.0	21.2

Capacity utilization
Flat Glass furnaces(1)(2)	106%	114%	-8 pp	93%	114%	-21 pp
Flat Glass auto segment	76%	77%	-1 pp	79%	77%	2 pp
(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based ona certain number of changes in glass color & thickness, determined by historical averages.
(2) 2Q'03 considers the refurbishment of one float, which represents approximately 39% of total capacity, during the whole quarter

Glass Containers
(41 percent of LTM Consolidated Sales)

Sales

Sales increased 5.1 percent YoY from US$231 million to US$242 million.

Domestic sales rose YoY 9.3 percent, mainly driven by an increase in the beer, food and cosmetic segments. Sales benefited from price increases at the CFT and Wine & Liquor segments.

Stronger competition among soft drink bottlers has pushed down glass containers sales to this industry by 27 percent. This reduction was partially offset by a 17 percent increase in the Wine segment, a 27 percent increase in the Fragrance segments (part of Cosmetics, Fragrances & Toiletries “CFT”), and more than 100 percent increase in beer.

Export sales remained relatively flat, as the growth of the CFT segment compensated for a slight drop in other segments.

EBIT and EBITDA

EBIT decreased 11.9 percent YoY from US$23 to US$20 million, mainly due to the change in depreciation method of the i.s. glass forming machines. EBITDA increased 10.5 percent YoY from US$44 to US$49 million. EBITDA margin increased from 19 to 20 percent driven by cost reductions resulting from higher production efficiencies.

Optimized production planning resulted in fewer changes in colors and molds increasing efficiencies, fixed cost absorption and lower payroll expenses. These efficiencies offset higher energy, freight and packaging prices.

The Containers Mexican operations increased its EBITDA by approximately 30 percent; showing the high profitability and sustainability of this core operation. This increase was offset by lower results in the Soda Ash operations and the Molds & Equipment division.

Table 8
Glass Containers
(Million)
			YoY%			YoY%			YoY%
	3Q'04	3Q'03	Change	9M'04	9M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Consolidated Net sales	2,772	2,660	4.2	7,912	7,666	3.2	10,521	10,395	1.2
Net Sales
Domestic Sales	1,688	1,539	9.7	4,677	4,467	4.7	6,341	6,189	2.4
Exports	784	820	(4.4)	2,349	2,282	3.0	2,973	2,912	2.1
Foreign Subsidiaries	300	302	(0.4)	886	917	(3.5)	1,207	1,294	(6.7)
EBIT	233	267	(12.8)	647	660	(2.1)	797	918	(13.3)
EBITDA	558	507	10.0	1,596	1,393	14.5	2,104	1,904	10.5

EBIT Margin	8.4%	10.0%	-1.6 pp	8.2%	8.6%	-0.4 pp	7.6%	8.8%	-1.2 pp
EBITDA Margin	20.1%	19.1%	1 pp	20.2%	18.2%	2 pp	20.0%	18.3%	1.7 pp

Nominal Dollars
Consolidated Net sales	242	231	5.1	689	668	3.2	913	908	0.5
Domestic Sales	147	135	9.3	408	395	3.2	551	551	(0.1)
Export Sales	69	70	(1.9)	204	194	5.1	258	247	4.2
Foreign Subsidiaries	26	26	2.3	77	78	(1.2)	105	110	(4.6)
EBIT	20	23	(11.9)	56	57	(2.1)	69	80	(13.9)
EBITDA	49	44	10.5	139	122	13.9	183	168	9.0

EBIT Margin	8.4%	10.0%	-1.6 pp	8.2%	8.6%	-0.4 pp	7.6%	8.8%	-1.2 pp
EBITDA Margin	20.1%	19.1%	1 pp	20.2%	18.3%	1.9 pp	20.0%	18.4%	1.6 pp

Glass Containers
Domestic (Millions of Units)	1,063	936	13.6	2,886	2,962	(2.6)	3,793	3,764	0.8
Exports (Millions of Units)	310	303	2.3	894	675	32.5	1,155	1,148	0.6
Total	1,373	1,239	10.8	3,780	3,637	3.9	4,948	4,912	0.7

Capacity utilization (furnaces)	94.1%	90.1%	4 pp	94%	87%	7 pp	94.1%	88.5%	5.6 pp
Capacity utilization (production lines)	97.5%	89.0%	9 pp	93%	87%	6 pp	91.1%	88.6%	2.5 pp

Soda Ash (Thousands Tons)	141.4	134.0	5.5	424.8	406.0	4.6	567.9	546.2	4.0
Capacity utilization	99.1%	98.5%	0.6 pp	97%	96%	1 pp	98%	97%	0.8 pp

Aluminium Cans (Million of Units)	283.0	268.3	5.5	807.6	751.3	7.5	1,121.0	1,012.0	10.8
Capacity utilization	73.0%	69.9%	3.1 pp	75%	69%	6 pp	75%	69%	6 pp

Glassware
(10 percent of LTM Consolidated Sales)

Sales

Sales at Glassware decreased YoY 1.6 percent from US$62 to US$61 million. On a pro forma basis, excluding ECSA, a plastic operation divested in September 2003, sales would have increased by 3.7 percent.

Domestic sales volume increased 6 percent. However, sales were flat as a result of a weaker sales mix and lower sales to the OEM domestic segment. Excluding ECSA, domestic sales increased by 8 percent.

Continued weak demand from SEKA (Small Electric Kitchen Appliances), as a result of a slow economy recovery in Mexico and the United States continues to affect Glassware’s sales mix.

Although export sales decreased by 4.5 percent YoY, they were partially offset by an increase in exports to Middle East, Africa and Latin America of more than 74 percent.

EBIT and EBITDA

EBIT and EBITDA for 3Q’04 was US$2 million and US$7 million respectively, representing decreases of 70.7 and 40.7 percent, respectively. EBITDA margins declined 7.9 percentage points to 12.1 percent.

EBIT and EBITDA for the quarter was negatively impacted by an increase in energy, packaging and freight costs, a weaker sales mix across all segments, and lower capacity utilization. In addition, two minor furnace repairs during the quarter affected fixed cost absorption. Management is currently working alternatives to reduce energy consumption and decrease costs.

Table 9
Glassware
(Million)
			YoY%			YoY%			YoY%
	3Q'04	3Q'03	Change	9M'04	9M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Consolidated Net sales	694	708	(1.9)	1,962	2,020	(2.9)	2,641	2,750	(3.9)
Net Sales
Domestic Sales	456	458	(0.5)	1,277	1,359	(6.0)	1,731	1,890	(8.4)
Exports	239	250	(4.5)	685	662	3.5	911	860	5.9
EBIT	19	65	(71.1)	56	113	(49.9)	137	177	(22.7)
EBITDA	84	142	(40.9)	261	336	(22.2)	415	475	(12.7)

EBIT Margin	2.7%	9.1%	-6.4 pp	2.9%	5.6%	-2.7 pp	5.2%	6.4%	-1.2 pp
EBITDA Margin	12.1%	20.1%	-8 pp	13.3%	16.6%	-3.3 pp	15.7%	17.3%	-1.6 pp

Nominal Dollars
Consolidated Net sales	61	62	(1.6)	171	177	(3.6)	229	243	(5.6)
Domestic Sales	40	40	(0.1)	111	119	(6.7)	150	167	(9.9)
Export Sales	21	22	(4.5)	60	58	2.6	79	76	4.1
EBIT	2	6	(70.7)	5	10	(50.7)	12	16	(23.9)
EBITDA	7	12	(40.7)	23	30	(23.1)	36	42	(14.4)

EBIT Margin	2.7%	9.1%	-6.4 pp	2.8%	5.6%	-2.8 pp	5.1%	6.4%	-1.3 pp
EBITDA Margin	12.1%	20.0%	-7.9 pp	13.3%	16.7%	-3.4 pp	15.7%	17.3%	-1.6 pp

Sales mix glassware products (Volume terms)
Retail	28.9%	32.2%	-3.3 pp	34.2%	36.2%	-2 pp	33.9%	32.6%	1.3 pp
Wholesaler	22.1%	22.2%	-0.1 pp	26.7%	25.2%	2 pp	26.3%	25.8%	0.5 pp
Industrial	44.9%	40.9%	4 pp	34.6%	33.4%	1.2 pp	35.4%	36.7%	-1.3 pp
OEM	4.1%	4.7%	-0.6 pp	4.5%	5.2%	-0.7 pp	4.3%	4.8%	-0.5 pp

Capacity utilization (furnaces)	74%	78%	-4 pp	73.0%	68.0%	5 pp
Capacity utilization (production lines)	86%	89%	-3 pp	84.0%	77.0%	7 pp

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004 (IN MILLION)
INCOME STATEMENT	Third Quarter						January - Sep						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.
Consolidated Net Sales	6,715	6,724	(0.1)	588	582	0.9	19,570	19,352	1.1	1,705	1,682	1.3	26,054	25,894	0.6	2,261	2,256	0.2
Cost of Sales	4,959	4,808	3.2	434	417	4.1	14,404	14,010	2.8	1,255	1,219	2.9	19,076	18,831	1.3	1,655	1,644	0.7
Gross Income	1,756	1,917	(8.4)	154	166	(7.2)	5,166	5,342	(3.3)	450	463	(2.8)	6,978	7,063	(1.2)	605	613	(1.2)
SG&A Expenses	1,313	1,323	(0.7)	115	114	0.5	3,921	3,897	0.6	341	338	1.0	5,265	5,317	(1.0)	457	462	(1.2)
Operating Income	443	594	(25.4)	39	51	(24.3)	1,245	1,445	(13.9)	108	125	(13.3)	1,712	1,746	(1.9)	149	151	(1.4)

Interest Expense	408	382	6.7	36	33	6.7	1,171	1,178	(0.6)	102	104	(2.0)	1,607	1,607	0.0	139	143	(2.3)
Interest Income	(34)	(48)	(29.0)	(3)	(4)	(29.5)	(61)	(106)	(43.0)	(5)	(9)	(43.1)	(113)	(130)	(12.5)	(10)	(11)	(13.3)
Other Financial Expenses (net)	147	83	76.1	13	7	74.4	371	222	66.9	32	20	65.9	537	258	107.9	47	23	104.1
Exchange Loss (Gain)	(204)	490	--	(18)	42	--	235	602	(60.9)	20	50	(60.2)	439	822	(46.6)	37	70	(46.9)
Gain from Monet. Position	182	58	212.6	16	5	216.6	476	352	35.1	42	31	34.5	712	668	6.5	62	60	3.7
Total Financing Cost	135	849	(84.1)	12	74	(84.1)	1,241	1,543	(19.6)	107	133	(19.5)	1,758	1,890	(7.0)	151	164	(7.8)
Other Income	(81)	25	--	(7)	2	--	176	(43)	--	16	(4)	--	63	(126)	--	6	(11)	--
Inc. (loss) bef. Tax & PSW	227	(230)	--	20	(20)	--	180	(140)	--	17	(12)	--	17	(269)	--	3	(25)	--
Income Tax and PSW	172	(88)	--	15	(8)	--	244	114	113.8	22	11	99.4	219	126	74.2	19	11	70.8
Net Inc. (loss) Cont. Opns.	55	(142)	--	5	(13)	--	(64)	(254)	74.7	(5)	(23)	79.1	(202)	(395)	(49.0)	(16)	(36)	55.4
Income (loss)of Discont. Oper.	-	-		-	-		-	-	--	-	-	--	-	77	--	-	7	--
Net Income (Loss)	55	(142)	--	5	(13)	--	(64)	(254)	74.7	(5)	(23)	79.1	(202)	(318)	(36.6)	(16)	(29)	44.9
Net Income (loss) of Maj. Int.	2	(169)	--	0	(15)	--	(172)	(404)	57.3	(14)	(36)	60.0	(353)	(517)	(31.6)	(29)	(46)	36.6
Net Income (loss) of Min. Int.	53	27	92.8	5	2	103.0	108	149	(27.7)	9	13	(26.3)	152	199	(23.7)	13	17	(22.5)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004 (IN MILLION)
BALANCE SHEET	Constant Pesos			Nominal Dollars			FINANCIAL INDICATORS	3Q'04	3Q'03
	2004	2003	% Var.	2004	2003	% Var.
Cash & Cash Equivalents	3,380	1,291	161.8	297	111	166.6	Debt/EBITDA (LTM, times)	4.1	4.1
Trade Receivables	2,417	2,488	(2.8)	212	215	(1.1)	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.1	2.3
Inventories	4,041	3,997	1.1	355	345	2.9	Debt / Firm Value (times)	0.7	0.6
Other Current Assets	1,597	1,582	1.0	140	136	2.8	Debt/Equity (times)	2.1	1.8
Total Current Assets	11,434	9,357	22.2	1,004	807	24.4	Curr. Assets/Curr. Liab. (times)	1.4	0.9
Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	18,254	19,912	(8.3)	1,603	1,722	(6.9)	EPS (Ps$) *	0.01	(0.56)
Deferred Assets	1,935	2,015	(4.0)	170	174	(2.2)	EPADR (US$) *	0.00	(0.15)
Other Long-Term Assets	599	771	(22.2)	53	67	(21.1)
Total Assets	32,222	32,054	0.5	2,829	2,770	2.2
							OTHER DATA	3Q'04	3Q'03
Short-Term & Curr. Debt	3,142	5,542	(43.3)	276	480	(42.5)	# Shares Issued (thousands)	324,000	324,000
Trade Payables	2,235	2,145	4.2	196	185	6.0
Other Current Liabilities	2,772	2,680	3.4	243	231	5.2	# Average Shares Outstanding (thousands)	300,647	300,647
Total Curr. Liab.	8,149	10,367	(21.4)	716	896	(20.2)
Long-Term Debt	14,144	10,768	31.4	1,242	932	33.3	# Employees	26,190	25,792
Other LT Liabilities	1,814	1,954	(7.2)	159	169	(5.7)
Total Liabilities	24,107	23,089	4.4	2,117	1,997	6.0

Majority interest	5,364	6,076	(11.7)	471	524	(10.1)
Minority Interest	2,751	2,889	(4.8)	242	249	(3.0)
Total Shar. Equity	8,115	8,966	(9.5)	713	773	(7.8)

Vitro Envases Norteamerica & Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subisidiaries
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004 (IN MILLION)
	Third Quarter						January - Sep						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.
Consolidated Net Sales	2,650	2,529	4.8	232	219	5.6	7,507	7,314	2.6	654	637	2.6	9,957	9,931	0.3	864	868	(0.5)
Cost of Sales	2,061	1,910	7.9	180	166	8.8	5,834	5,627	3.7	508	491	3.6	7,732	7,615	1.5	671	666	0.7
Gross Income	589	620	(4.9)	52	54	(4.0)	1,672	1,687	(0.9)	146	147	(0.7)	2,225	2,316	(3.9)	193	202	(4.4)
SG&A Expenses	372	377	(1.4)	33	33	(0.4)	1,079	1,090	(1.1)	94	95	(0.8)	1,510	1,483	1.8	131	129	1.5
Operating Income	217	242	(10.5)	19	21	(9.6)	593	597	(0.6)	52	52	(0.5)	716	833	(14.1)	62	73	(14.7)

Interest Expense	211	179	18.0	18	16	17.6	561	562	(0.2)	49	50	(1.3)	770	790	(2.6)	67	70	(4.7)
Interest Income	(4)	(0)	1,280.6	(0)	(0)	1,280.3	(9)	(2)	366.7	(1)	(0)	351.6	(10)	(22)	(56.0)	(1)	(2)	(56.0)
Exchange Loss (Gain)	(71)	216	--	(6)	19	--	97	244	(60.1)	8	20	(58.6)	191	307	(37.7)	16	25	(36.6)
Gain from Monet. Position	57	31	82.3	5	3	85.6	158	147	7.7	14	13	8.3	252	248	1.5	22	22	(0.4)
Total Financing Cost	80	364	(78.1)	7	32	(78.0)	491	658	(25.3)	43	57	(24.8)	700	827	(15.4)	60	72	(16.0)
Other Income	34	(20)	--	3	(2)	--	(1)	(3)	79.6	(0)	(0)	74.5	(33)	(83)	(60.2)	(3)	(7)	60.7
Inc. (loss) bef. Tax & PSW	171	(141)	--	15	(12)	--	102	(64)	--	9	(5)	--	(17)	(77)	(77.6)	(1)	(6)	83.2
Income Tax and PSW	120	(38)	--	10	(3)	--	129	11	--	11	1	760.5	134	59	127.1	12	5	121.2
Net Inc. (loss) Cont. Opns.	51	(103)	--	5	(9)	--	(27)	(74)	63.4	(2)	(6)	62.7	(152)	(136)	11.2	(13)	(12)	(10.9)
Income (loss)of Discont. Oper.	0	23		(0)	2		(38)	62	--	(3)	5	--	3	88	(96.8)	0	8	(98.9)
Net Income (Loss)	51	(80)	--	5	(7)	--	(65)	(13)	(416.8)	(6)	(1)	(564.4)	(149)	(49)	205.7	(13)	(4)	(216.6)

EBITDA	538	485	10.8	47	42	11.3	1,535	1,336	14.9	134	117	14.3	2,018	1,827	10.4	175	161	8.9

Vitro Envases Norteamerica & Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subisidiaries
COMBINED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004 (IN MILLION)
BALANCE SHEET	Constant Pesos			Nominal Dollars			FINANCIAL INDICATORS	3Q'04	3Q'03
	2004	2003	% Var.	2004	2003	% Var.
Cash & Cash Equivalents	375	289	29.4	33	25	31.8	Debt/EBITDA (LTM, times)	2.9	3.1
Trade Receivables	755	798	(5.4)	66	69	(3.6)	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.7	2.4
Inventories	1,569	1,426	10.0	138	123	12.0	Debt/Equity (times)	1.9	1.3
Other Current Assets	866	471	84.0	76	41	86.0	Curr. Assets/Curr. Liab. (times)	1.6	0.8
Total Current Assets	3,564	3,247	9.8	313	280	11.7	Sales/Assets (times)	0.8	0.7

Prop., Plant & Equipment	8,365	9,129	(8.4)	734	789	(6.9)
Deferred Assets	604	1,024	(41.0)	53	89	(40.2)
Other Long-Term Assets	31	189	(83.7)	3	16	(83.4)
Total Assets	12,564	14,333	(12.3)	1,103	1,239	(10.9)

Short-Term & Curr. Debt	261	1,845	(85.9)	23	160	(85.7)
Trade Payables	881	743	18.6	77	64	20.4
Other Current Liabilities	1,067	1,165	(8.4)	94	101	(6.9)
Total Curr. Liab.	2,209	4,198	(47.4)	194	363	(46.6)
Long-Term Debt	5,674	3,868	46.7	498	335	48.8
Other LT Liabilities	1,632	1,773	(8.0)	143	153	(6.5)
Total Liabilities	9,515	9,991	(4.8)	835	864	(3.3)

Majority interest	2,275	4,118	(44.8)	200	355	(43.7)
Minority Interest	774	223	246.7	68	19	252.0
Total Shar. Equity	3,049	4,342	(29.8)	268	374	(28.5)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF SEPTEMBER 30, 2004 (IN MILLION)
	Third Quarter						January - Sep						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
FLAT GLASS
Net Sales	3,175	3,316	-4.2%	278	286	-3.0%	9,538	9,590	-0.5%	831	830	0.1%	12,708	12,653	0.4%	1,103	1,097	0.5%
Interd. Sales	(2)	38	--	(0)	3	--	61	103	-40.1%	5	9	-40.2%	111	119	-6.9%	10	11	-8.6%
Con. N. Sales	3,177	3,277	-3.1%	278	283	-1.8%	9,476	9,488	-0.1%	825	821	0.5%	12,597	12,534	0.5%	1,093	1,086	0.6%
Expts.	849	736	15.4%	74	64	15.2%	2,593	2,158	20.2%	226	191	18.6%	3,342	2,842	17.6%	290	253	14.9%
EBIT	208	292	-28.8%	18	25	-27.5%	601	818	-26.6%	52	71	-25.7%	841	914	-7.9%	73	78	-6.5%
Margin (1)	6.5%	8.9%		6.5%	8.9%		6.3%	8.6%		6.4%	8.6%		6.7%	7.3%		6.7%	7.2%
EBITDA	392	489	-19.8%	34	42	-18.9%	1,156	1,363	-15.2%	101	118	-14.7%	1,582	1,659	-4.6%	138	144	-4.4%
Margin (1)	12.3%	14.9%		12.3%	14.9%		12.2%	14.4%		12.2%	14.4%		12.6%	13.2%		12.6%	13.2%
Flat Glass Volumes (Thousand Tons)
Const + Auto				162	135	20.0%				494	384	28.6%				628	518	21.2%
GLASS CONTAINERS
Net Sales	2,814	2,685	4.8%	246	233	5.7%	8,017	7,739	3.6%	698	674	3.6%	10,662	10,494	1.6%	925	917	0.9%
Interd. Sales	42	25	70.6%	4	2	71.7%	106	73	44.6%	9	6	44.1%	141	99	42.6%	12	9	41.2%
Con. N. Sales	2,772	2,660	4.2%	242	231	5.1%	7,912	7,666	3.2%	689	668	3.2%	10,521	10,395	1.2%	913	908	0.5%
Expts.	784	820	-4.4%	69	70	-1.9%	2,349	2,282	3.0%	204	194	5.1%	2,973	2,912	2.1%	258	247	4.2%
EBIT	233	267	-12.8%	20	23	-11.9%	647	660	-2.1%	56	57	-2.1%	797	918	-13.3%	69	80	-13.9%
Margin (1)	8.4%	10.0%		8.4%	10.0%		8.2%	8.6%		8.2%	8.6%		7.6%	8.8%		7.6%	8.8%
EBITDA	558	507	10.0%	49	44	10.5%	1,596	1,393	14.5%	139	122	13.9%	2,104	1,904	10.5%	183	168	9.0%
Margin (1)	20.1%	19.1%		20.1%	19.1%		20.2%	18.2%		20.2%	18.3%		20.0%	18.3%		20.0%	18.4%
Glass containers volumes (MM Pieces)
Domestic				1,063	936	13.6%				2,886	2,962	-2.6%				3,793	3,764	0.8%
Exports				310	303	2.3%				894	675	32.5%				1,155	1,148	0.6%
Total:Dom.+Exp.				1,373	1,239	10.8%				3,780	3,637	3.9%				4,948	4,912	0.7%

Soda Ash (Thousand Tons)				141	134	5.5%				425	406	4.6%				568	546	4.0%
Aluminum Cans (MM Pieces)				283	268	5.5%				808	751	7.5%				1,121	1,012	10.8%
GLASSWARE
Net Sales	704	712	-1.2%	61	62	-0.9%	1,984	2,032	-2.4%	173	179	-3.2%	2,671	2,768	-3.5%	232	244	-5.1%
Interd. Sales	9	4	121.8%	1	0	122.9%	21	12	79.5%	2	1	77.9%	30	18	62.1%	3	2	58.5%
Con. N. Sales	694	708	-1.9%	61	62	-1.6%	1,962	2,020	-2.9%	171	177	-3.6%	2,641	2,750	-3.9%	229	243	-5.6%
Expts.	239	250	-4.5%	21	22	-4.5%	685	662	3.5%	60	58	2.6%	911	860	5.9%	79	76	4.1%
EBIT	19	65	-71.1%	1.6	5.6	-70.7%	56	113	-49.9%	5	10	-50.7%	137	177	-22.7%	12	16	-23.9%
Margin (1)	2.7%	9.1%		2.7%	9.1%		2.9%	5.6%		2.8%	5.6%		5.2%	6.4%		5.1%	6.4%
EBITDA	84	142	-40.9%	7	12	-40.7%	261	336	-22.2%	23	30	-23.1%	415	475	-12.7%	36	42	-14.4%
Margin (1)	12.1%	20.1%		12.1%	20.0%		13.3%	16.6%		13.3%	16.7%		15.7%	17.3%		15.7%	17.3%

GLASSWARE (Volume Mix %)
Retail				28.9%	32.2%					34.2%	36.2%					33.9%	32.6%
Wholesale				22.1%	22.2%					26.7%	25.2%					26.3%	25.8%
Industrial				44.9%	40.9%					34.6%	33.4%					35.4%	36.7%
OEM				4.1%	4.7%					4.5%	5.2%					4.3%	4.8%

CONSOLIDATED (2)
Net Sales	6,765	6,791	-0.4%	592	588	0.6%	19,759	19,540	1.1%	1,721	1,699	1.3%	26,336	26,131	0.8%	2,285	2,277	0.3%
Interd. Sales	50	67	-25.8%	4	6	-25.4%	189	188	0.5%	17	17	-0.1%	282	236	19.1%	24	21	17.2%
Con. N. Sales	6,715	6,724	-0.1%	588	582	0.9%	19,570	19,352	1.1%	1,705	1,682	1.3%	26,054	25,894	0.6%	2,261	2,256	0.2%
Expts.	1,871	1,805	3.7%	164	156	4.7%	5,627	5,101	10.3%	490	443	10.6%	7,226	6,614	9.3%	627	576	8.9%
EBIT	443	594	-25.4%	39	51	-24.3%	1,245	1,445	-13.9%	108	125	-13.3%	1,712	1,746	-1.9%	149	151	-1.4%
Margin (1)	6.6%	8.8%		6.6%	8.8%		6.4%	7.5%		6.4%	7.4%		6.6%	6.7%		6.6%	6.7%
EBITDA	1,053	1,152	-8.6%	92	100	-7.9%	3,060	3,066	-0.2%	267	268	-0.3%	4,181	3,947	5.9%	363	345	5.1%
Margin (1)	15.7%	17.1%		15.7%	17.2%		15.6%	15.8%		15.6%	15.9%		16.0%	15.2%		16.1%	15.3%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.

Link to Annexes